Computation of Ratios of Earnings to Fixed Charges

(THOUSANDS, EXCEPT RATIOS)	FOR THE THREE MONTHS ENDED	FOR THE TWELVE MONTHS ENDED
	MARCH 31, 2010	
Earnings from continuing operations	$ 32,160	$ 128,307
Income taxes	12,495	23,992
Earnings from continuing operations before income taxes	$ 44,655	$ 152,299
Fixed charges:		
Interest, long-term debt	$ 18,198	$ 67,797
Interest, other (including interest on short-term debt)	3,550	16,111
Amortization of debt expense, premium, net	568	1,792
Portion of rentals representative of an interest factor	112	510
Interest of capitalized lease	498	2,042
Total fixed charges	$ 22,926	$ 88,252
Earnings from continuing operations before income taxes	$ 44,655	$ 152,299
Plus: total fixed charges from above	22,926	88,252
Earnings from continuing operations before income taxes and fixed charges	$ 67,581	$ 240,551
Ratio of earnings to fixed charges	2.95 ×	2.73 ×